October 31, 2016

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Mail Stop 7010

100 F Street, NE
Washington, DC 20549

Attn:	Mara L. Ransom
Assistant Director
Office of Consumer Products

Re:	FundThatCompany (the "Company")
Registration Statement on Form S-1 Filed October 20, 2016
File No. 333-208350

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 12:00 p.m. (Eastern Standard Time) on November 3, 2016 or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges the undertakings in Rule 461 and that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

FundThatCompany

/s/ Chayut Ardwichai

___________________________

Chayut Ardwichai

President/Chief Executive Officer